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SEC FILE NUMBER
8-68925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lexington Park Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

390 N Orange Avenue, 23rd FL
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rajib Das	212-257-6470	rdas@lexparkgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGNC&S Certified Public Account PLLC
(Name – if individual, state last, first, and middle name)

97 Froechlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

2/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajib Das, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lexinfron Park Capital Markets, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ZULMA J. BARRETO
Notary Public - State of Florida
Commission # HH 352112
My Comm. Expires Jan 22, 2027
Bonded through National Notary Assn.

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEXINGTON PARK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

Lexington Park Capital Markets, LLC
Financial Statements
For The Year Ended December 31, 2022

CONTENTS

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Lexington Park Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lexington Park Capital Markets, LLC (the "Company") (a New York corporation), as of December 31, 2022 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 9 and 10, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Lexington Park Capital Markets, LLC's auditors since 2016.

Woodbury, New York
March 31, 2023

Lexington Park Capital Markets, LLC
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	28,146
Prepaid Expenses		1,217
Total Assets	$	29,363
MEMBER'S CAPITAL		
Member's Capital	$	29,363
Total Member's Capital	$	29,363

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Operations
For The Year Ended December 31, 2022

Revenue	
Advisory Fees	$ 53,452
Expenses	
Professional Fees	18,614
Regulatory Expenses	2,350
Fidelity Bond	532
Total Expenses	21,496
Net Income	$ 31,956

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2022

Balance - January 1, 2022	$	17,407
Contributions		5,000
Distributions		(25,000)
Net Income		31,956
Balance - December 31, 2022	$	29,363

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Cash Flows
For The Year Ended December 31, 2022

Cash Flows From Operating Activities:		
Net Income	$	31,956
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Prepaid Expenses		(1,000)
Decrease in Accounts Payable and Accrued Expenses		(4,605)
Net Cash Provided by Operating Activities		26,351
Cash Flows From Financing Activities:		
Member's Contributions		5,000
Member's Distributions		(25,000)
Cash Flows Used in Financing Activities		(20,000)
Net Increase in Cash		6,351
Cash - Beginning of Year		21,795
Cash - End of Year	$	28,146

The accompanying notes are an integral part of these financial statements.

(1) Organization

Lexington Park Capital Markets, LLC, (the "Company"), is a wholly owned subsidiary of the Lexington Park Group, LLC. Founded in 2011, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC is a member of FINRA and SIPC.

Lexington Park Capital Markets has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting merger and acquisition transactions. Lexington Park Capital Markets had an original business plan that anticipated doing 50%- 60% of its business related to mergers and acquisitions (M&A) representation, with the remaining 40%-50% related to arranging financings.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") based upon the accrual basis of accounting.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

(c) Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

At December 31, 2022 the carrying value of the company's financial instruments, such as cash and prepaid expenses, approximate their fair values due to the nature of their short term maturities.

(2) Summary of Significant Accounting Policies (continued)

(e) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2022.

(f) Concentration, Risk and Credit Risk

During the year ended December 31, 2022, the Company derived 100% of revenues from one customer.

(g) Concentration, Risk and Credit Risk

The Company maintains its cash in bank account at high credit quality financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC). The balances have not exceeded federally insured limits of $250,000 during the year ended December 31, 2022

(h) Revenue Recognition

The Company recognizes revenue which depicts the transfer of goods and services. The guidance (ASC 606) requires an entity to follow a five--step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract(s), (c) determine the transaction price, (d) allocate the transaction ·price to performance obligation) in the contract(s), and (e) recognize revenue when (or as) the entity satisfies a performance obligation in accordance with ASC Topic 606.

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees on these transactions. The Company believes that its performance obligation is fulfilled when the private placement is successfully completed, and recognizes revenues in full at that point in time, as there are no further obligations under the provisions of the respective agreement. Likewise, the Company recognizes advisory revenues in accordance with ASC 606.

Accounts receivables are carried at the amount billed to customers net of an allowance for credit losses, which is an estimate based on a review by management of the outstanding amounts.

The company provide advisory services on M&A and private placements. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

(3) Related Party Transactions

The Company operates from office space provided by Lexington Park Advisors, LLC at no cost and the Company does not record these shared expenses. Rajib Das, the 100% Member of this Broker Dealer is also 100% Member of Lexington Park Advisors, LLC.

Rajib Das is deemed to have adequate resources independent of the broker dealer to pay its liabilities and expenses, and as allowed in SEA Rule 15c3-1(c)(2)(i)(F) and further guidance in FINRA Notice 03-63. For the year ended December 31, 2022, the non-reimbursable shared expenses were not material to the financial statements.

(4) Commitments and Contingencies

The sublease for the Orlando, Florida office of one hundred dollars is on a month-to-month basis with no expiration date, therefore no minimum lease payments are disclosed.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $28,146 which was $23,146 in excess of its required net capital of $5,000. Aggregate indebtedness was $-0-. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.00 to 1.00.

(6) Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(7) Subsequent Event

The financial statements were approved by management and available for issuance on March 31, 2023. The Company has evaluated subsequent events for the disclosure purposes through March 31, 2023.

There have been no subsequent events requiring recognition or disclosure in the financial statement.

Lexington Park Capital Markets, LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2022

Member's Equity	$	29,363
Non-allowable Assets		
Prepaid Expenses		1,217
Total Non-Allowable Assets		1,217
Net Capital		28,146
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $ -0-		5,000
Excess Net Capital	$	23,146
Total Aggregrate Indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital		0.00 to 1.00

Reconciliation with the Company's Computation included in Part IIA of Form X-17-A-5 as of December 31,2022:

There is no material difference between the above computation of net capital and the corresponding computation reported in the Form X-17A-5 Part IIA filed.

See Report of Independent Registered Public Accounting Firm

LEXINGTON PARK CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Lexington Park Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lexington Park Capital Markets, LLC (the "Company") identified the following provisions of Footnote 74 to SEC Release 34-70073 under which the Company claimed an exemption and (2) Lexington Park Capital Markets, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities Exchange Commission.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 31, 2023

Lexington Park Capital Markets, LLC

EXEMPTION REPORT

December 31,2022

Lexington Park Capital Markets, LLC ("Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.
- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.
- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.
- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.
- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2022.

Lexington Park Capital Markets, LLC

I, Rajib Das, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

March 31,2023

Date